April 23, 2012

RJS Development, Inc.
200 Miramar Blvd.
St. Petersburg, FL 33704
Attention: Board of Directors

Re:           Resignation as Officer and Director

Dear RJS Development Board of Directors:

This letter is to notify you that I am resigning as a member of the board of directors of RJS Development, Inc. (the “Company”) and all the officer positions that I hold in the Company. My resignation as an officer will take effect as of the date hereof.  My resignation as a director shall be effective on the tenth day following the mailing of an information statement to the stockholders of the company in compliance with the requirements of Section 14f-1 of the Securities Exchange Act of 1934.

My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Joe Tyszko
Joe Tyszko